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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                 WORLDCOM, INC.
                       (Name of Subject Company (Issuer))

                                 WORLDCOM, INC.
                       (Names of Filing Persons (Issuer))

   OPTIONS TO PURCHASE WORLDCOM GROUP COMMON STOCK, PAR VALUE $.01 PER SHARE,
               GRANTED UNDER WORLDCOM, INC. 1997 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    98157D106
       (UNDERLYING WORLDCOM GROUP COMMON STOCK, PAR VALUE $.01 PER SHARE)
                      (CUSIP Number of Class of Securities)

                                Scott D. Sullivan
                                 WorldCom, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                          on behalf of filing persons)

                                    COPY TO:
                              R. Randall Wang, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                         211 North Broadway, Suite 3600
                            St. Louis, Missouri 63102
                                 (314) 259-2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|
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                         AMENDMENT NO. 2 TO SCHEDULE TO

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 17, 2002, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 8, 2002 (as amended, the "Schedule TO") by WorldCom, Inc., a Georgia corporation (the "Company"). The Schedule TO relates to an offer by the Company to certain current U.S. WorldCom group employees, excluding those persons described in the original Schedule TO, to exchange all outstanding options to purchase shares of the Company's WorldCom group common stock, par value $.01 per share, which were originally granted under the WorldCom, Inc. 1997 Stock Option Plan, as amended (the "1997 plan") on January 4, 1999, January 18, 2000 and April 24, 2000 for new nonqualified stock options. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase dated January 17, 2002.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended to add the following information:

         The Stock Option Exchange Program expired at 12:00 midnight, Eastern Standard Time on Thursday, February 14, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 121,305,735 shares of WorldCom group stock, representing approximately 97.1% of the options that were eligible to participate in the Stock Option Exchange Program. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase an aggregate of 121,305,735 shares of WorldCom group stock in exchange for such tendered options.


                                       2
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              WORLDCOM, INC.


                                              By:  /s/ SCOTT D. SULLIVAN
                                                  ------------------------------
                                                   Scott D. Sullivan
                                                   Chief Financial Officer

Dated: February 15, 2002